FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: August 10, 2007	/s/ Ron Little Name: Ron Little Title: CEO

EXHIBIT INDEX

1	Orezone Resources Inc. Unaudited Interim Consolidated Financial Statements For the three and six months ended June 30, 2007

2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

3	Form 52-109F2 - Certification of Interim Filings executed by Chief Executive Officer

4	Form 52-109F2 - Certification of Interim Filings executed by Chief Financial Officer

EXHIBIT 1

Orezone Resources Inc.
(A Development Stage Company)

Unaudited Interim Consolidated Financial Statements

For the three and six months ended June 30, 2007

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Balance Sheets

(Unaudited, Expressed in United States dollars)

		June 30	December 31
	Notes	2007	2006
		(restated - note 3)
		$	$
Current assets
Cash and cash equivalents		18,466,070	22,515,859
Taxes and other receivables		110,501	100,156
Prepaid expenses and other		541,113	448,438
		19,117,684	23,064,453

Investments (market value: 2006 - $1,465,219)		1,258,895	1,244,819
Property, plant and equipment, net of accumulated amortization		366,875	451,720
Mineral exploration properties, at cost	5	7,145,562	6,145,562
Deferred exploration expenses, at cost	5	24,348,928	21,080,941
		52,237,944	51,987,495

Current liabilities
Accounts payable		1,041,170	1,091,222
Accrued liabilities		461,291	588,522
		1,502,461	1,679,744

Shareholders’ Equity
Capital Stock
2007 - 133,715,441; 2006 - 133,018,641)	6	62,970,078	62,011,438
Contributed surplus	6	2,757,732	2,612,938
Accumulated other comprehensive income	8	621,933	483,211
Accumulated deficit		(15,614,260)	(14,799,836)
		50,735,483	50,307,751
		52,237,944	51,987,495

The accompanying notes are an integral part of the consolidated financial statements.

Signed on Behalf of the Board of Directors

/s/ Ronald N. Little	/s/ David G. Netherway
Director	Director

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Statements of Operations and Deficit

(Unaudited, Expressed in United States dollars)

		Three months ended June 30			Six months ended June 30
	Notes	2007	2006		2007	2006
		$	$		$	$

Administrative expenses
Salaries, benefits and consulting fees		106,439	147,286		297,860	258,913
Stock-based compensation	6 (b)	233,944	73,474		467,945	237,423
Public relations and travel		99,263	93,706		168,743	212,219
Office, general and administrative		57,483	32,591		112,272	60,238
Audit, legal and professional fees		53,372	14,338		65,586	36,464
Public company costs		51,924	142,289		120,552	204,907
Interest		1,383	969		2,973	1,265
Amortization of equipment		3,356	8,648		8,336	16,430
		607,164	513,301		1,244,267	1,027,859

Write-off of deferred exploration expenses	5	1,373,634	—		1,373,634	—
		1,980,798	513,301		2,617,901	1,027,859

Exchange gain		219,194	15,341		231,674	17,176
Unrealized gain on fair value conversion of warrants	3	58,617	—		39,894	—
Other income		100,105	—		130,392	—
Gain on disposal of investment		227,668	—		227,668	—
Interest income		238,955	266,302		482,137	575,180
Net loss for the period		(1,136,259)	(231,658)		(1,506,136)	(435,503)
Deficit, beginning of the period		(14,478,001)	(13,938,959)		(14,799,836)	(13,735,114)
Adjustments to opening retained earnings (Note 3):
Unrealized gain on fair value conversion of purchase
warrants and options at December 31, 2006		—	—	`	691,712	—
Deficit, end of period		(15,614,260)	(14,170,617)		(15,614,260)	(14,170,617)

Loss per share
Basic		(0.01)	(0.00)		(0.01)	(0.00)
Diluted		(0.01)	(0.00)		(0.01)	(0.00)

Weighted average number of shares outstanding
Basic		133,587,841	132,862,724		133,305,423	132,848,294
Diluted		133,587,841	132,862,724		133,305,423	132,848,294

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Deferred Exploration Expenses

(Unaudited, Expressed in United States dollars)

		Three months ended June 30		Six months ended June 30
	Notes	2007	2006	2007	2006
		$	$	$	$

Balance, beginning of period	5	23,565,188	15,328,226	21,080,941	12,304,249

Additions:
Contract drilling and assaying		1,124,595	1,816,211	1,932,947	3,860,509
Engineering and consultants		485,551	354,156	837,827	693,237
Salary and employee costs		320,727	289,587	639,696	557,841
Stock-based compensation	6 (b)	41,907	44,316	156,589	92,758
Fuel and oil		114,477	97,036	194,466	350,986
Freight		20,493	29,140	25,498	44,318
Field supplies and equipment		86,248	97,200	196,893	233,518
Food and water		48,925	39,257	101,381	76,318
Vehicles		46,510	63,394	96,661	121,591
Facilities		48,473	58,945	97,418	112,572
Head office support		235,800	90,000	325,800	236,249
General office and administration		194,128	137,127	529,543	305,781
Depreciation of capital assets		74,652	71,047	147,837	142,013
Exchange (gain) loss		33,395	(57,904)	99,667	(48,032)

Total additions		2,875,881	3,129,512	5,382,223	6,779,659

Deductions:
Write-off of deferred exploration expenses		1,373,634	—	1,373,634	—
Optionee contributions		718,507	485,504	740,602	1,111,674

Total deductions		2,092,141	485,504	2,114,236	1,111,674

Balance, end of period	5	24,348,928	17,972,234	24,348,928	17,972,234

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Statements of Cash Flows

(Unaudited, Expressed in United States dollars)

		Three months ended June 30		Six months ended June 30
	Notes	2007	2006	2007	2006
		$	$	$	$
Operating
Net loss		(1,136,259)	(231,658)	(1,506,136)	(435,503)
Items not affecting cash:
Unrealized gain on fair value conversion of purchase warrants and options	3	(58,617)	—	(39,894)	—
Amortization of equipment		3,356	8,648	8,336	16,430
Gain on sale of listed shares		(227,668)	—	(227,668)	—
Write-off of deferred exploration expenditures		1,373,634	—	1,373,634	—
Stock-based compensation	6 (b)	233,944	73,474	467,945	237,423
		188,390	(149,536)	76,217	(181,650)
Changes in non-cash working capital items	4	134,763	(54,290)	51,978	(320,636)
		323,153	(203,826)	128,195	(502,286)

Investing
Sale of investments		1,128,920	—	1,128,920	—
Purchase of investments		(45,000)	(868,508)	(45,000)	(1,128,677)
Purchase of property, plant and equipment		(4,749)	(81,820)	(71,328)	(132,369)
Purchase of mineral property	5(a)	(1,000,000)	—	(1,000,000)	—
Deferred exploration expenses	4	(2,928,804)	(3,758,599)	(5,369,476)	(8,858,295)
Optionee contributions		700,000	485,504	700,000	1,111,674
		(2,149,633)	(4,223,423)	(4,656,884)	(9,007,667)

Financing
Proceeds from issuance of common shares	6 (a)	468,655	9,967	478,900	106,922
Share issuance costs		—	—	—	3,630
		468,655	9,967	478,900	110,552

Decrease in cash and cash equivalents		(1,357,825)	(4,417,282)	(4,049,789)	(9,399,401)
Cash and cash equivalents, beginning of period		19,823,895	29,303,121	22,515,859	34,285,240
Cash and cash equivalents, end of period		18,466,070	24,885,839	18,466,070	24,885,839

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Statements of Comprehensive Loss

(Unaudited, Expressed in United States dollars)

		Three months ended June 30		Six months ended June 30
	Notes	2007	2006	2007	2006
		$	$	$	$

Net loss		(1,136,259)	(231,658)	(1,506,136)	(435,503)

Other comprehensive income (loss):
Unrealized gain on available for sale investments	3	160,406	—	68,954	—
Comprehensive loss		(975,853)	(231,658)	(1,437,182)	(435,503)

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Unaudited, Expressed in United States dollars, unless otherwise stated)

1 — GOVERNING STATUTE AND NATURE OF OPERATIONS

Orezone Resources Inc., a development stage company, (“Orezone” or the “Company”) is incorporated under the Canada Business Corporations Act and is a natural resource company engaged in the acquisition, exploration and development of precious metal properties, primarily in West Africa and in the countries of Burkina Faso and Niger.

The Company is in the exploration stage and has not yet determined whether any of its properties contain ore deposits that are economically recoverable. The recovery of costs incurred on the properties is subject to the discovery of economic ore deposits and the ability to secure appropriate financing to place these deposits into production. The Company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so to date, there can be no assurance it will be able to do so in the future.

The common shares of the Company are listed for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol “OZN”.

2 — BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements (the “Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in US dollars. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements, and should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2006.

In the opinion of management, all adjustments consisting of normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations, cash flows and comprehensive income have been included.

The accounting policies used in preparing these interim financial statements are consistent with those used in preparing the annual financial statements.

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the Financial Statements and relevant notes. These estimates are based on management’s best knowledge of current events, and actions that the Company may undertake in the future. Significant estimates include those related to the fair value of financial instruments, the recoverability of the carrying value of mineral exploration properties and deferred exploration expenses, and the assumptions used in valuing the Company’s stock options. Actual results may differ from those estimates.

Comparative figures

Comparative figures in the statements of deferred exploration expenses have been reclassified to conform to the presentation format used in the current period. The classification on the Balance Sheets did not change.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Unaudited, Expressed in United States dollars, unless otherwise stated)

3 — CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (Section 3855)

Instruments classified as available-for-sale are measured at fair value, with any unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value, with any unrealized gains and losses recognized on the statement of operations.

The Company has classified all of its investments as available-for-sale, and therefore carries them at fair market value, with any unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when the investment is sold. In the 2006 fiscal year, these investments were carried at the lower of cost and market value.

The Company has classified its share purchase warrants and options as held for trading, and therefore carries them at fair market value. They are grouped within the ‘investments’ line on the balance sheet. Any unrealized gain or loss is recorded in ‘other income’ appearing on the statement of operations. In the 2006 fiscal year, these instruments were not recorded on the balance sheet.

Hedges (Section 3865)

This standard establishes how hedge accounting may be applied. The Company currently does not have any hedges in place, and therefore this policy has no impact on the Company’s financial statements.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet. A component of this new category is unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated other comprehensive income for the three and six month periods ended June 30, 2007 are disclosed in note 8.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Unaudited, Expressed in United States dollars, unless otherwise stated)

4 — INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in non-cash working capital items for the three and six months ended June 30 are as follows:

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
	$	$	$	$

Taxes and other receivables	(3,518)	(3,629)	(12,425)	(6,735)
Prepaid expenses and other	15,481	(20,074)	(10,394)	(29,225)
Accounts payable	127,826	(125,739)	71,785	(342,915)
Accrued liabilities	(5,026)	95,152	3,012	58,239
	134,763	(54,290)	51,978	(320,636)

Items included in deferred exploration expenses that do not affect cash and cash equivalents in the three and six months ended June 30 are as follows:

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
	$	$	$	$

Taxes and other receivables	31,860	674	2,080	(580,798)
Prepaid expenses and other	(62,467)	(53,279)	(82,281)	(47,660)
Accounts payable	(93,947)	(168,637)	(121,837)	(1,461,943)
Accrued liabilities	(63,435)	(523,207)	(130,243)	(223,005)
Depreciation of capital assets	74,652	71,047	147,837	142,013
Stock-based compensation	41,907	44,316	156,589	92,758
	(71,430)	(629,086)	(27,855)	(2,078,635)

Optionee contribution receivable	18,507	—	40,602	—
	(52,923)	(629,086)	12,747	(2,078,635)

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Unaudited, Expressed in United States dollars, unless otherwise stated)

5 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES

	As at June 30, 2007		As at December 31, 2006
	Acquisition Cost	Deferred Exploration Expenses	Acquisition Cost	Deferred Exploration Expenses
	$	$	$	$
Essakane (a)	6,895,646	20,925,763	5,895,646	20,874,122
Séguénega (“Séga”) (b)	11,410	9,547,780	11,410	8,113,391
Bondigui (“Bondi”) (c)	146,185	7,529,757	146,185	6,278,186
Bomboré (d)	57,321	2,225,398	57,321	1,906,983
Markoye (e)	—	—	—	402,356
Golden Hill (f)	—	951,005	—	298,013
Komkara (g)	—	203,939	—	202,205
Mali (h)	35,000	607,416	35,000	520,085
Niger (i)	—	3,821,587	—	3,208,715
	7,145,562	45,812,645	6,145,562	41,804,056
Optionees’ contributions (j)	—	(21,463,717)	—	(20,723,115)

	7,145,562	24,348,928	6,145,562	21,080,941

a)    Essakane, Burkina Faso

The Company acquired a 100 percent interest in six permits covering 1,433 km2 in July, 2002. The Essakane permits were granted on July 10, 2000 and expire July 9, 2009.

The Essakane property was subject to an Option Agreement, dated July 19, 2002 (“Option Agreement”), with a subsidiary of Gold Fields Limited of South Africa (“Orogen”). Orogen has already earned a 50 percent interest in the project by incurring cumulative expenditures of $8.0 million. Orogen is exercising its right to earn an additional 10 percent interest in the project by funding and completing a bankable feasibility study, which is expected in the third quarter of 2007.

The parties signed a stakeholders and mine services agreements in regards to developing and operating the Essakane project in April 2007. These agreements supersede the Option Agreement.

Orezone managed the exploration programs and incurred project expenditures, which were then reimbursed by Orogen, until January 1, 2006, at which time Orogen assumed management of the project and has subsequently incurred most of the expenditures directly on its own behalf.

During the quarter, the Company purchased the net smelter return royalty that was held by Great Western Mining Company Limited for $1 million. This purchase has been capitalized as an acquisition cost of the property.

b)   Séga, Burkina Faso

Following the expiry of the original Séga permit in January 2007, an application was submitted for a new 124 km2 permit that covers the most prospective portion of the original Séga permit. The new permit, called Tiba, was granted in March 2007 by the government of Burkina Faso. The Company has also been granted the 189 km2 Namasa permit which is part of the Séga project area.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Unaudited, Expressed in United States dollars, unless otherwise stated)

5 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES (continued)

The Company signed a series of option agreements with five separate owners holding exploration permits around the Company’s Tiba and Namasa permits. The permits under option cover an aggregated area of 854km2. Orezone can earn an interest of up to 100% on two permits, and up to 99.5% on the remaining permits by making annual payments to the current owners and by funding and executing exploration programs during the option period.

c)   Bondi, Burkina Faso

The Bondi exploration permit expired on May 17, 2006 and was replaced by the 224 km2 Djarkadougou permit. The 246 km2 Poyo permit and the 224 km2 Nicéo permit, which were granted in 2006, are also part of the Bondi project area. The Poyo permit can be renewed for an ultimate 3-year period in 2009, while the Djarkadougou and Nicéo permits can be renewed for two additional 3-year periods in 2009.

d)   Bomboré, Burkina Faso

The Bomboré exploration permit covers 250 km2 and was granted on February 17, 2004 for a term of three years. It can be renewed for an ultimate three year tenure in 2010.

The Company has spent CAD $2.0 million to earn a 50 percent interest in the permit and may increase its interest to 70 percent by completing a bankable feasibility study. Thereafter, the Company will have 90 days to make a cash payment of $1.0 million to increase its interest to 100 per cent, subject to a one percent net smelter return royalty.

e)   Markoye, Burkina Faso

The Markoye exploration permit, valued at $410,435 at the end of the second quarter of 2007, was written off because management has decided to discontinue further exploration activity in the area.

f)   Golden Hill, Burkina Faso

The Intiédougou permit expired July 4, 2005 and on October 10, 2005 was replaced by two new permits, Nabéré and Tankiédougou. The Nabéré permit covers approximately 92 km2 and the Tankiédougou permit covers approximately 138 km2. These permits are valid for an initial term of three years and can be renewed for two additional three year periods in 2008 and 2011.

g)   Komkara, Burkina Faso

The Company obtained an exploration permit on October 10, 2005 covering 27 km2. The Komkara permit has an initial term of three years and can be extended for two additional three year periods.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Unaudited, Expressed in United States dollars, unless otherwise stated)

5 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES (continued)

h)   Mali

The Company has two exploration permits in Mali, the 148 km2 Dag Dag Est permit which expires October 16, 2013 and the 112 km2 Farabantourou permit which expires July 28, 2014. The Company holds an earn-in right on the 117 km2 Kolomba permit of Sepola Gie property in the Kenieba Region of western Mali. The permit was granted on November 7, 2005 and will expire on May 7, 2014. The Company must pay a total of $40,000 over two years to earn a 100 percent interest with the owner retaining a one percent royalty, half of which can be acquired for $350,000 prior to production. The Company has a right of first refusal on the balance.

i)   Niger

In 2003 the Company obtained three prospecting permits in the country of Niger which were subsequently converted into the 1,997 km2 Kossa exploration permit with a mining convention on October 18, 2004.

On January 19, 2006, Orezone signed agreements with Greencastle Resources Ltd. (“Greencastle”) under which the Company can earn an interest in Greencastle’s Namaga and Koryia concessions in Niger. Under the terms of the agreements, Orezone can earn a 50 percent interest by spending $1.0 million on each property over three years ($200,000 in year one, $300,000 in year two and $500,000 in year three) and can increase its interest in either one to 75 percent by completing a bankable feasibility study. If Greencastle elects not to participate should a production decision be made with respect to either property, Orezone will be required to buy the remaining 25 percent interest in that property for $2.0 million.

The Company wrote off $957,249 related to the Namaga permit at the end of the second quarter of 2007 because management has elected to terminate the joint venture agreement with Greencastle.

In the second quarter of 2007, a wholly owned subsidiary of the Company was granted two uranium exploration permits by the Government of the Republic of Niger. The Company also wrote off acquisition costs of $5,950 associated with three additional uranium permits that were declined.

j)   Optionees’ contributions and option payment

In the second quarter of 2007, $18,507 of the funds invested in the Essakane project by Orezone was reimbursable by Orogen. Furthermore, Orogen reimbursed Orezone $700,000 during the quarter for final settlement of all costs, charges and expenses relating to the operation of the Essakane project by Orezone, including any claims for overhead and management fees.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Unaudited, Expressed in United States dollars, unless otherwise stated)

6 — CAPITAL STOCK

(a)    Authorized

An unlimited number of common shares, without par value.

Issued

Issued and outstanding and amounts recorded as contributed surplus for the three and six months ended June 30, 2007, and the year ended December 31, 2006 are as follows:

	Capital stock		Contributed Surplus
	Shares	$	$
Balance, January 1, 2006	132,777,641	61,558,951	2,286,908
Stock-based compensation	—	—	531,823
Stock options exercised	241,000	434,139	(205,793)
Issue costs - adjustment	-	18,348	-
Balance, December 31, 2006	133,018,641	62,011,438	2,612,938
Stock-based compensation	—	—	348,683
Stock options exercised	10,000	20,220	(9,975)
Balance, March 31, 2007	133,028,641	62,031,658	2,951,646
Stock-based compensation	—	—	275,851
Stock options exercised	686,800	938,420	(469,765)
Balance, June 30, 2007	133,715,441	62,970,078	2,757,732

(b)   Stock option plan

The Company has a Stock Option Plan (the “Plan”) pursuant to which options may be granted to directors, officers, employees and persons providing ongoing services to the Company. The Plan has been amended with the approval of shareholders on several occasions, such that the number of options that the Company may currently grant under the Plan is 12,200,000.

Activity for the three and six month periods ended June 30, 2007 is presented below:

	Number of Options	Weighted average exercise price	Weighted average grant date fair value
		(CAD$)	(CAD$)

Balance, December 31, 2006	6,037,500	0.77	0.62
Granted	1,060,000	1.68	1.58
Exercised	(10,000)	1.20	1.15
Balance, March 31, 2007	7,087,500	0.91	0.71
Granted	—	—	—
Exercised	(686,800)	0.77	0.73
Cancelled	(10,000)	1.60	1.48
Balance, June 30, 2007	6,390,700	0.92	0.71

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Unaudited, Expressed in United States dollars, unless otherwise stated)

As at June 30, 2007, the following options were outstanding:

	Outstanding			Exerciseable
Range of exercise prices	Outstanding Options	Remaining Contractual Life	Weighted Average Outstanding Exercise Price	Vested Options	Weighted Average Vested Exercise Price
(CAD$)		(in years)	(CAD$)		(CAD$)

$0.00 to $0.49	2,470,000	4.56	$ 0.30	2,470,000	$ 0.30
$0.50 to $0.99	795,000	4.44	$ 0.50	795,000	$ 0.50
$1.00 to $1.49	1,552,500	7.28	$ 1.30	1,552,500	$ 1.30
$1.50 to $1.99	1,125,000	9.38	$ 1.61	105,000	$ 1.67
$2.00 to $2.50	448,200	8.97	$ 2.04	73,200	$ 2.00

$0.00 to $2.50	6,390,700	6.36	$ 0.92	4,995,700	$ 0.70

Stock-based compensation for the three and six months ended June 30 is reflected in the financial statements as follows:

Three months ended June 30				Six months ended June 30
	2007	2006	2007	2006
	$	$	$	$

Statements of Operations	233,944	73,474	467,945	237,423
Statements of Deferred Exploration Expenses	41,907	44,316	156,589	92,758
Total	275,851	117,790	624,534	330,181

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Unaudited, Expressed in United States dollars, unless otherwise stated)

7 — SEGMENTED INFORMATION

The Company operates in one business segment being the acquisition, exploration and potential development of precious metals properties. Operations are carried out through a wholly owned subsidiary, Orezone Inc., incorporated in the British Virgin Islands. Total assets segmented by geographic area as at June 30, 2007 and December 31, 2006 are as follows:

	As at June 30, 2007	As at December 31, 2006
	$	$

Canada	2,647,208	2,598,234
British Virgin Islands	8,528,342	13,694,555
West Africa	41,062,394	35,694,706
	52,237,944	51,987,495

8 — ACCUMULATED OTHER COMPREHENSIVE INCOME

	June 30 2007	March 31 2007	December 31 2006
	$	$	$

Accumulated other comprehensive income, beginning of period	608,527	483,211	—

Adjustment to accumulated other comprehensive income,
beginning of period (Note 3):

Cumulative adjustment for translation due to change in measurement
currency	—	—	483,211

Cumulative unrealized gain on fair value of available-for-sale
investments at December 31, 2006	—	216,768	—
Accumulated other comprehensive income (restated)	608,527	699,979	483,211
Other comprehensive income (loss), net of tax	160,406	(91,452)	—
Transferred out on disposal of available-for-sale investments	(147,000)	—	—
Accumulated other comprehensive income, end of period	621,933	608,527	483,211

9 — FINANCIAL INSTRUMENTS

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair value of cash and cash equivalents, taxes and other receivables, accounts payable and accrued liabilities are equivalent to their carrying amounts given the short maturity period. The Company is exposed to foreign exchange risks because of business transactions in foreign countries.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Unaudited, Expressed in United States dollars, unless otherwise stated)

9 — FINANCIAL INSTRUMENTS (continued)

The Company holds share purchase warrants and share options in other junior public resource based companies that were not previously shown on the balance sheet. These purchase warrants have been recorded on the Balance Sheet at fair value using the Black Scholes model which requires various assumptions such as historical volatility and dividend rate.

The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

10 — RELATED PARTY TRANSACTIONS

During three and six months ended June 30, 2007, the Company charged $19,574 and $43,061 (2006: $nil and $nil, respectively) in administrative fees to San Anton Resource Corporation (“San Anton”) for rent and other administrative services that were provided by the Company. The Company’s President and Chief Executive Officer (“CEO”) is a director of San Anton, and the CEO of San Anton is a director of the Company. As of June 30, 2007, $19,574 was due from San Anton.

These transactions took place during the normal course of business and at fair market values.

EXHIBIT 2

OREZONE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2007

August 10, 2007

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the period ended June 30, 2007 may contain or refer to certain forward-looking statements relating, but not limited to Orezone Resources Inc.’s (“Orezone” or “the Company”) expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

The resource estimates in this MD&A were prepared in accordance with National Instrument (“NI”) 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management Discussion and Analysis, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a greater amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

1

Introduction

The MD&A is provided to enable the reader to assess material changes in financial condition and results of operations for the three and six month periods ended June 30, 2007, in comparison to the corresponding prior-year periods. This document should be read in conjunction with the unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2007 (“Interim Financial Statements”).

The MD&A is also intended to supplement and compliment the audited annual consolidated financial statements and accompanying notes for the fiscal year ended December 31, 2006 (collectively, the “Annual Financial Statements”). As a result, this MD&A should also be read in conjunction with the Annual Financial Statements and Annual Information Form (“AIF”) on file with the Canadian provincial securities regulatory authorities, respectively, all for the year ended December 31, 2006. All dollar amounts in this report are in United States dollars, unless otherwise specified.

The annual and interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and would differ in certain material respects had they been prepared in accordance with US GAAP. The Interim Financial Statements have not been reconciled to US GAAP.

The MD&A is prepared in conformity with NI 51-102F1 and has been approved by the Board of Directors prior to release.

Nature of Operations

Orezone is engaged in the acquisition, exploration and development of mineral properties, in Burkina Faso, Niger and Mali, West Africa. The Company’s objective is to identify and develop commercially exploitable deposits of minerals (principally precious metals) and thereby become a gold producing company. While the Company is actively exploring a number of properties, of which some contain significant resources, none have yet reached a stage whereby a production decision has been made. As a result, the Company does not generate any production revenue.

The Company has concentrated its exploration activities in Burkina Faso since 1996. The Company made a decision to focus on Burkina Faso because it has similar geology, but is relatively unexplored, compared to the neighboring countries of Mali and Ghana, where a number of major discoveries have been made and a number of large mines have been built. In addition, Burkina Faso has been politically stable for a number of years, has good infrastructure relative to much of West Africa, and has provided the opportunity to acquire both relatively large unexplored tracts of land, as well as more advanced stage assets, on reasonable terms.

The Company’s most important project is its 50 percent interest in Essakane. Gold Fields Limited (“GFL”), a South African based mining company, holds the remaining 50 percent interest. GFL is in the process of increasing its interest to 60 percent by funding and completing a bankable full feasibility study (“FFS”). GFL commenced the FFS in the first quarter of 2007 and it is expected to be completed during the third quarter of 2007.

Orezone is actively exploring a number of other projects which are at various stages of exploration. The Company is also looking at potential investments and synergies, mergers, or acquisitions within the mining sector.

Orezone’s common shares are listed for trading on the Toronto Stock Exchange (TSX) and the American Stock Exchanges (AMEX) under the symbol “OZN”. The Company has field offices in Burkina Faso, Niger and Mali.

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Qualified Persons

Dr. Pascal Marquis, President, and Steve King, Vice President, Exploration, are the Company’s qualified persons under NI 43-101. They supervise all work associated with exploration programs in West Africa. Mr. Ronald Little, President and Chief Executive Officer, is also a qualified person under NI 43-101.

Permits

Burkina Faso

A wholly owned subsidiary of the Company holds interests in 17 exploration permits covering approximately 2,915 km2 in Burkina Faso. At the end of the most recent quarter, management decided to abandon one of these permits. During the first six months of 2007, the Company signed a series of five option agreements with five separate owners holding exploration permits in the country covering approximately 854 km2.

Niger

The Company presently has one exploration permit covering 1,997 km2 and options enabling it to earn into two other permits. At the end of the second quarter, management decided to abandon one of the two permits in which it was earning an interest.

In the second quarter of 2007, a wholly owned subsidiary of the Company was granted two uranium exploration permits by the Government of the Republic of Niger.

Mali

Orezone holds three exploration permits in Mali totaling 377 km2.

Exploration Activity

During the first six months of 2007, the Company incurred approximately $4.64 million in exploration expenditures (net of optionee contributions) and drilled approximately 33,700 meters compared to expenditures of $5.67 million and approximately 65,000 of drilling meters for the comparable period in 2006. The Company also decided not to proceed with certain permits and wrote off $1.37 million of exploration expenditures previously deferred.

Exploration and Drilling Statistics

For the six months ended June 30

	Exploration Expenditures			Drilling Meters
	2007	2006	% change	2007	2006	% change

Essakane	$ 51,644	$ 1,393,982	-96.3%	-	16,341	-100.0%
Séguénega (“Séga”)	1,434,387	1,653,636	-13.3%	3,613	14,932	-75.8%
Bondigui (“Bondi”)	1,251,570	1,578,285	-20.7%	10,606	13,120	-19.2%
Bomboré	318,415	163,870	1041.0%	1,583	-	100.0%
Markoye	(402,356)	142,093	-383.2%	-	-	N/A
Golden Hill	652,991	178,578	265.7%	5,293	2,254	134.8%
Kamkora	1,735	95,738	-98.2%	-	-	N/A
Mali	87,331	161,594	-46.0%	-	-	N/A
Niger	612,871	1,411,883	-56.6%	12,601	18,316	-31.2%
Optionee contributions	(740,602)	(1,111,674)	-33.4%	-	-	N/A
Subtotal	3,267,986	5,667,985	-42.3%	33,696	64,963	-48.1%
Writen off in the period	1,373,634	-	100.0%
Total expenditures	4,641,620	5,667,985	-18.1%

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The decrease in expenditures in 2007 is due to the fact that Orezone incurred only a minimal amount of direct costs on Essakane now that it is fully operated and funded by GFL. Niger expenditures are lower because a substantial drilling program was initiated in 2006 due to the optioning of two new permits in 2006, and that program is now in its final stages. Activities at the Séga and Bondi projects have been focused on areas other than drilling, which has resulted in lower expenditures.

The decrease in meters drilled in 2007 is largely attributable to the level of activity on the Essakane, Séga and Bondi projects. All significant drilling related to Essakane is being carried out by GFL, and work on the Séga and Bondi projects are not related to drilling; this includes the work associated with the Séga area Options.

Essakane

For the six months ended June 30, 2007, expenditures by the Company totaled almost $52,000 compared to $1.39 million in the six months ended June 30, 2006. The comparative period includes the Company’s portion of exploration activities conducted outside the Essakane Main Zone. No similar activity was carried out in the current fiscal year.

GFL is in the final stages of completing a FFS on the Essakane Main Zone (“EMZ”). GFL has budgeted $11.4 million for the FFS. Upon its completion, which is expected in the third quarter of 2007, GFL will increase its interest in the project from 50% to 60%.

A new recoverable resource estimate for the EMZ, originally commissioned by GFL and completed in February 2007, was submitted to the Company during the second quarter. The new resource was reviewed by independent consultants Snowden Mining Industry Consultants (Perth, Western Australia). Indicated resources in the EMZ total 68.7Mt grading 1.6g/t (3.4Moz) and inferred resources amount to an additional 23.5Mt grading 1.5g/t (1.1Moz), based on a 0.5g/t cutoff grade. This represents an 80% increase in indicated resources at EMZ versus the previous estimate of 1.9Moz (see Table at the top of the next page).

The total recoverable resources, and the recoverable resources constrained within a $650/oz pit shell, are both shown in the table below at a 0.5 and 1.0g/t cut-off. These estimates are based on an updated geological model but are preliminary in nature and are subject to completion of the re-assay program. As at December 31, 2006, approximately 10,000 pulps and check samples were re-assayed with a remaining 35,000 confirmatory samples yet to be finalized. The complete results of the ongoing re-assay program are expected later in the year and will be incorporated into the next resource calculation. At a minimum, the increased tonnage and contained ounces are expected to be maintained in the final estimate without deterioration in the average grade.

However, there is potential that a lower cut-off grade of 0.8g/t may be achievable in the FFS while maintaining an average recoverable grade of 2.0g/t. Previously (as in the November 2006 Preliminary Assessment) the 2.0g/t average grade required a 1.0g/t cut-off.

4

43-101 Compliant Resource Calculation, Snowden MIC (Perth, Australia) as at February, 2007

Total Recoverable Resource

	0.5g/t Cutoff			1.0g/t Cutoff
	Mt	g/t	Moz	Mt	g/t	Moz
Indicated	68.7	1.6	3.4	36.5	2.3	2.7
Inferred	23.5	1.5	1.1	11.9	2.3	0.9

Total Recoverable Resource
(Reporting within $650 Pit Shell)

	0.5g/t Cutoff			1.0g/t Cutoff
	Mt	g/t	Moz	Mt	g/t	Moz
Indicated	63.2	1.6	3.3	34.6	2.3	2.6
Inferred	14.7	1.7	0.8	8.4	2.4	0.7

Mineral resource estimates have been developed as Uniform Conditioned estimates using 25m x 50m x 6m panels estimated by ordinary kriging. Application of a discrete gaussian change-of-support model has been made to derive conditional estimates for 2.5m x 5.0m x 3m Selective Mining Units. Mineral resource estimates include an Information Effect to account for future grade control procedures, assuming a 5m x 5m grade control drill spacing. Historical assay data have been remediated in reference to approximately 10,000 paired assay results derived using a LeachWELL RCL assay process. Cyanide leach assay data have been used within the estimation, adjusted to reflect in situ gold grades from fire assay of leach tails.

For Comparison Purposes:

Previous JORC Compliant Resource Calculation, RSG Global (Perth, Australia) as at April 6, 2006

Total Recoverable Resource

	0.5g/t Cutoff			1.0g/t Cutoff
	Mt	g/t	Moz	Mt	g/t	Moz
Indicated	36.8	1.6	1.9	19.6	2.3	1.5
Inferred	27.7	1.7	1.5	15.3	2.4	1.2

The resource estimate includes 20,000m of new oriented core drilling and 5,000m of RC drilling to January, 2007.

Early in the quarter, the Company signed a mine services and shareholders operating agreement with GFL in regards to developing and operating a mine at Essakane. Under the terms of the agreement, the Company will transfer its permits and interest in the Essakane project to a newly incorporated entity (“Newco”) in exchange for 50% of the voting shares of Newco. While the Company’s interest will decline to 40% upon the presentation of the FFS by GFL, the Company will maintain significant influence over Newco. Management expects to account for this investment under the equity method.

Late in the second quarter of 2007, the Company purchased the net smelter return royalty that was held by Great Western Mining Company Limited for $1 million.

Séga

Exploration expenditures for the Séga project were at similar levels to the preceding year; approximately $1.43 million in the first half of 2007 compared to $1.65 million over the same period in 2006. The costs in 2006 relate to exploration and definition drilling for a resource calculation that was released early in 2006. Most of the costs in 2007 relate to a preliminary assessment report, prospecting and mapping

5

programs conducted on the five properties optioned by the Company in the first quarter of 2007, and regional work, including gradient IP and high resolution surveys, on the Tiba and Namasa permits.

The Company had been anticipating the release of a preliminary assessment report for Séga during the most recently completed quarter, but the work was not done to management’s satisfaction. As a result, the Company commissioned a new NI 43-101 compliant resource estimate for the Séga project. A field visit was conducted by the independent contractor in June, and the report is expected in the third quarter of 2007. Another independent contractor was hired to fly an airborne survey over the southern part of the Séga project. The survey commenced in July.

Initial reconnaissance mapping and prospecting programs from the five permits under option have returned very positive results. Mapping has confirmed the presence of structurally controlled gold mineralization and several targets host multiple gold occurrences over broad areas.

Bondi

In the first six months of 2007, expenditures were approximately $1.25 million compared to $1.58 million in the first six months of 2006. Meters drilled decreased from about 13,100 in the first half of 2006 to just over 10,600 in the first half of 2007.

Most of the costs in the first half of the year were the result of the core drilling program on the Djarkadougou permit. This was completed in the second quarter of 2007, after some initial delays due to rig availability. The ongoing exploration and definition drilling programs on Zone 2N returned several positive intersections and extended the known zones at depth and along strike to the south.

Markoye

As of June 30, 2007, management had reviewed the permit details and work done to date, and decided that it would discontinue further exploration activity in this area. As a result, the Company wrote off approximately $402,000 that had been capitalized in previous periods, and an additional $8,000 that was incurred in the quarter.

Golden Hill

In the six month period ended June 30, 2007, exploration expenditures on this project were $653,000 compared to only $179,000 over the same period in 2006. Costs and meters drilled have increased in this project because the Company has initiated an RC drilling program on the Tankiédougou permit, and the drilling costs on the Nabéré permit, originally expected in a previous quarter, were captured in the current quarter because of minor delays with the drilling rig.

6

Niger

Expenditures in the first six months of 2007 were approximately $613,000, after considering the write offs of approximately $963,000 that were made at the end of the second quarter. On a gross basis, total expenditures exceeded $1.58 million compared to $1.41 million in the first six months of 2006. Drilling programs were a major component of these costs. Follow-up and reconnaissance air core, RAB and RC drilling programs were realized on all three permits from November 2006 to June 2007, including 1,631m of air core in 2007 (none in 2006), 4,713m of RAB in 2007 (4,268m in 2006) and 6,257m of RC (14,048m in 2006). Prospecting, mapping, geochemistry and ground geophysic surveys were also completed during the period. A contract was signed for an airborne geophysic survey to be realized during the third quarter of 2007 over part of the Koyria permit.

Due to the poor results, management determined that it would abandon the Namaga permit and terminated the option agreement with Greencastle.

In the second quarter of 2007, the Government of the Republic of Niger granted two uranium exploration permits totaling 480 km2 to a wholly owned subsidiary of the Company. The permits are in the Arlit area where AREVA has been exploiting two uranium mines since the early seventies.

Mali

The Company did not perform any material field work during the second quarter of 2007, and the costs incurred in the first half of 2007 were approximately $87,000 compared to approximately $162,000 in the first half of 2006. Management is considering all alternatives, including option agreements with other companies, to advance these projects.

Summary of quarterly results

	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

Net income (loss)	$ (1,136,259)	$ (369,877)	$ (612,679)	$ (16,540)	$ (231,658)	$ (203,845)	$ (4,364,534)	$ (172,906)

Net income (loss) per share,
basic and diluted	$ (0.01)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.04)	$ (0.00)

The Company’s quarterly financial performance is a function of the level of administrative expenses required to operate a public company and manage its exploration activities. In certain quarters, these expenses have been offset by exchange gains, interest income and gains on the sale of listed shares.

Results of Operations

In 2007, the Company was still in a development stage with no revenue generating activities.

The Company reported a loss of $1.13 million, or ($0.01) per share on both a basic and diluted basis, and a loss of $1.51 million, or ($0.01) per share on both a basic and diluted basis, in the three and six month periods ended June 30, 2007, respectively. On a comparative basis, the Company reported a loss of $232,000, or ($0.00) per share on both a basic and diluted basis, and a loss of $436,000, or ($0.00) per share on both a basic and diluted basis, in the three and six month periods ended June 30, 2006, respectively. The Company’s financial performance is driven by the level of administrative expenses required to operate and carry out its exploration activities. Administrative expenses were $607,000 and $1.24 million in the three and six month periods ended June 30, 2007 and only $513,000 and $1.03 million in the three and six month periods ended June 30, 2006. The increase in administrative expenses in the three and six month periods in 2007 is due to the following factors:

7

•	Higher stock-based compensation expenses due to significant grants in early 2007;

•	Larger legal costs associated with general issues, negotiations and review of the mine services and shareholders operating agreement with GFL;

Administrative expenses are offset by interest income and other non-operating items. The Company’s overall expenses were significantly reduced in the three and six months ended June 30, 2007 due to gains on the disposal of available-for-sale investments, exchange gains on cash held in Euros, and unrealized gains due to the marked to market adjustments of its purchase warrants and options, as required under the new accounting policies adopted on January 1, 2007 (see Note 3 to the Interim Financial Statements).

Liquidity and Capital Resources

The Company had cash and cash equivalents of approximately $18.5 million at June 30, 2007, a decrease of approximately $4.0 million compared to the cash position of $22.5 million at December 31, 2006. The decrease is almost entirely attributable to the exploration activities undertaken in the period.

In the three and six month periods ended June 30, 2007, approximately $469,000 and $479,000 was generated from the exercise of stock options, respectively, compared to $10,000 and $107,000 in the three and six month periods ended June 30, 2006.

The Company has no cash flow generating operations, and its long-term financial success is highly dependent on management’s ability to discover economically viable mineral deposits. The Company has sufficient capital resources to pursue its exploration programs in 2007 based on its cash and cash equivalent balance at June 30, 2007, and an approved exploration budget for Burkina Faso and Niger of over $7.0 million. However, it is likely that additional financing will be required in the future to fund the Company’s share of developing Essakane should a production decision be made, to bring one of the Company’s wholly owned properties into production, or to make additional acquisitions or investments within the mining sector. Although the Company has been successful in the past in obtaining such financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

Outstanding Share Data

As at August 10, 2007, 133,715,441 common shares of the Company were issued and outstanding.

As at August 10, 2007, options to purchase 6,830,700 of the Company’s common shares were outstanding under the option plan. The weighted average exercise price of these options was CAD $0.99.

Contractual Commitments

The Company has only one contractual obligation. It has entered into a long-term office lease agreement expiring in September 2008, which calls for lease payments as follows (all in CDN dollars):

2007	$ 25,272
2008	$ 37,312
$ 62,584

Off Balance Sheet Agreements

The Company does not have any off balance sheet arrangements.

8

Transactions with Related Parties

During the three and six months ended June 30, 2007, the Company charged $19,574 and $43,061 (2006: $nil and $nil, respectively) in administrative fees to San Anton Resource Corporation (“San Anton”) for rent and other administrative services that were provided by the Company. The Company’s President and Chief Executive Officer (“CEO”) is a director of San Anton, and the CEO of San Anton is a director of the Company. As at June 30, 2007, $19,574 was due from San Anton.

These transactions took place during the normal course of business and at fair market values.

Proposed Transactions

The Company continually reviews potential merger, acquisition, investment and other joint venture transactions that could enhance shareholder value, however, at the current time, there are no reportable proposed transactions.

Risks and Uncertainties

The Corporation is in the business of exploring for minerals and if successful, ultimately mining them. The natural resource industry is by its nature, both cyclical and risky. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Corporation’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Corporation.

The principal factor which will affect the Corporation’s ability to successfully execute its business plan is the price of gold. The price of gold in US dollars has increased from approximately $260 per ounce early in 2001 to close to $700 in the first part of 2007. This increase is widely attributed to a weakness in the US dollar. However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty. The higher gold price improves the economics of any potential development project and just as important, has a favorable impact on the perceptions of investors with respect to gold equities and therefore, the ability of the Corporation to raise capital.

The Company maintains its accounts in US dollars. The Company has operations in West Africa, and Canada, and this makes it subject to foreign currency fluctuations. Such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the US Dollar exchange rate vis-à-vis the Euro and Canadian dollar.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of degree of risk and uncertainty and the Corporation’s common shares should be considered as a highly speculative investment. Current and potential investors should give special consideration to the risk factors involved. Please refer to Orezone’s MD&A for the year ended December 31, 2006 for a complete discussion of risks and uncertainties.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and relevant notes. These estimates are based on management’s best knowledge of current events, and actions that the Company may undertake in the future. Significant estimates include those related to the fair value of financial instruments, the recoverability of the carrying value of mineral exploration properties and deferred exploration expenses, and the assumptions used in valuing the Company’s stock options. Actual results may differ from those estimates.

The Company reviews the carrying value of a mineral project when events or changes in circumstances indicate that the carrying value may not be recoverable. Where information is available and conditions suggest impairment, estimated future cash flows from a project are calculated using estimated future prices,

9

reserves and resources, and operating, capital and reclamation costs on an undiscounted basis. If the carrying value of the project exceeds estimated future cash flows, the project is written down to fair value.

Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. This assessment may be estimated by using quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the project for an amount greater than the carrying value. An impairment is also recorded when management determines that it will discontinue exploration or development on a project or when exploration rights or permits expire. Management, Directors and Technical Advisors review the merits of each project interest to assess whether the project merits further exploration and development expenditure and whether the carrying value of the properties is recoverable. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed against other factors such as commodity markets, exchange rates, political risk and closeness to other known operations. Any write downs are reflected as a separate line item on the statement of deferred exploration expenses.

The Black-Scholes option pricing model is used to value the Company’s stock options, purchase warrants, and options held in other public companies. This model requires highly subjective assumptions, including volatility and expected time until exercise, which affects the calculated values. These values affect the stock-based compensation line items appearing on the statement of operations and statement of deferred exploration expenditures.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) in 2005. These accounting policy changes were adopted on a prospective basis, and the Balance Sheet at December 31, 2006 was restated to reflect a reclassification of $483,211 from cumulative translation adjustment to accumulated other comprehensive income.

Financial Instruments – Recognition and Measurement (Section 3855)

Instruments classified as available-for-sale are measured at fair value, with any unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value, with any unrealized gains and losses recognized on the statement of operations.

The Company has classified its investments as available-for-sale, and therefore carries it at fair market value, with any unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when the investment is sold. In the previous year, investments were carried at the lower of cost and market value. Any changes in measurement resulting from applying the new standard on January 1, 2007 was recorded against opening comprehensive income with no impact on net income.

The Company has classified its share purchase warrants and options as held for trading, and therefore carries them at fair market value. They are grouped within the ‘investments’ account on the balance sheet. Any unrealized gain or loss is recorded in ‘unrealized gain on fair value conversion of warrants’, appearing on the statement of operations. In the previous year, these instruments were not separately recorded on the balance sheet. Any changes in measurement resulting from applying the new standard on January 1, 2007 was recorded against opening retained earnings with no impact on net income.

Hedges (Section 3865)

This standard establishes how hedge accounting may be applied. The Company currently does not have any hedges in place, and therefore this policy has no impact on the Company’s financial statements.

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Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet. A component of this new category is unrealized gains and losses on financial assets classified as available-for-sale, as summarized in note 8 of the Interim Financial Statements.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The Company’s financial instruments include cash and cash equivalents, taxes and other receivables, accounts payable and accrued liabilities. The fair value of these instruments is equivalent to the carrying value, given the short maturity period.

The Company also holds purchase share warrants and share options in other junior public resource-based companies that were not previously shown separately on the balance sheet. These purchase warrants have been recorded on the Balance Sheet at fair value using the Black Scholes model, and various assumptions such as historical volatility and dividend rate were used to derive the value.

Changes in Internal Control over Financial Reporting

During the second quarter of fiscal 2007, there were no changes in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Other MD&A Requirements

All relevant information related to the Corporation is filed electronically at www.sedar.com in Canada and www.sec.gov in the USA.

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EXHIBIT 3

Form 52-109F2 - Certification of Interim Filings

I, Ronald Little, Chief Executive Officer of Orezone Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Orezone Resources Inc., (the “Issuer”) for the interim period ending June 30, 2007.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: August 10, 2007

/s/ Ronald Little

Ronald Little

Chief Executive Officer

EXHIBIT 4

Form 52-109F2 - Certification of Interim Filings

I, Bryan Tokarsky, Vice President and Chief Financial Officer of Orezone Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Orezone Resources Inc., (the “Issuer”) for the interim period ending June 30, 2007.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: August 10, 2007

/s/ Bryan Tokarsky

Bryan Tokarsky

Vice President and Chief Financial Officer